UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 2)

TENDER OFFER STATEMENT

UNDER SECTION 14(D)(1) OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

BIOENVISION, INC.

(Name Of Subject Company (Issuer))

GENZYME CORPORATION

WICHITA BIO CORPORATION

(Names of Filing Persons (Offerors))

Common Stock, par value $0.001 per share

(including the associated preferred stock purchase rights)

Series A Convertible Participating Preferred Stock, par value $0.001 per share

(Title of Class of Securities)

09059N100

(CUSIP Number of Common Stock)

Peter Wirth

Genzyme Corporation

500 Kendall Street

Cambridge, MA 02142

Telephone: (617) 252-7500

(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing persons)

with copies to:

Paul Kinsella

Ropes & Gray LLP

One International Place

Boston, Massachusetts 02110

Telephone: (617) 951-7000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**
$371,289,096.20	$11,398.58

*                     Estimated solely for purposes of calculating amount of filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934. The transaction value is based upon the offer to purchase 61,791,222 outstanding shares of Common Stock of Bioenvision, Inc. at a purchase price of $5.60 cash per share and 2,250,000 outstanding shares of Series A Convertible Participating Preferred Stock at a purchase price of $11.20 cash per share, plus any accrued and unpaid dividends. Such number of outstanding shares of Common Stock represents the total of 55,035,740 issued and outstanding shares of Common Stock, outstanding options with respect to 5,973,000 shares of Common Stock and outstanding warrants with respect to 782,482 shares of Common Stock, in each case as of June 1, 2007. Such number of outstanding shares of Series A Convertible Participating Preferred Stock represents all issued and outstanding shares of Series A Convertible Participating Preferred Stock as of June 1, 2007. The transaction value is also based on an estimate of $58,253 accrued and unpaid dividends on Series A Convertible Participating Preferred Stock as of July 2, 2007.

**               The amount of filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 7 for fiscal year 2007 issued by the Securities and Exchange Commission. Such fee equals 0.00307% of the transaction value.

☒               Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$11,398.58
Form or Registration No.:	Schedule TO-T
Filing Party:	Genzyme Corporation
Date Filed:	June 4, 2007

☐                 Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒               third-party tender offer subject to Rule 14d-1.

☐                 issuer tender offer subject to Rule 13e-4.

☐                 going-private transaction subject to Rule 13e-3.

☐                 amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on June 4, 2007 (as previously amended and supplemented, the “Schedule TO”) relating to a tender offer by Wichita Bio Corporation, a Delaware corporation (the “Offeror”) and a wholly-owned subsidiary of Genzyme Corporation, a Massachusetts corporation (the “Parent”), to purchase all the outstanding shares of Common Stock, par value $0.001 per share, including associated preferred stock purchase rights (the “Common Shares”), of Bioenvision, Inc., a Delaware corporation (the “Company”), at a purchase price of $5.60 per Common Share, net to the seller in cash, without interest thereon, less any applicable withholding taxes, and to purchase all outstanding shares of the Company’s Series A Convertible Participating Preferred Stock, par value $0.001 per share (the “Series A Preferred Shares,” and together with the Common Shares, the “Shares”) at a purchase price of $11.20 per Series A Preferred Share, net to the seller in cash, plus all accrued but unpaid dividends, without interest thereon, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 4, 2007 (as previously amended and supplemented, the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, constitute the “Offer”).

Capitalized terms used herein and not defined herein have the respective meanings assigned such terms in the Offer to Purchase and the Schedule TO.

ITEM 11. ADDITIONAL INFORMATION

Item 11(a)(5) is hereby amended by adding the following to the end of such section:

“On June 8, 2007, June 13, 2007 and June 14, 2007, the Company was named as a defendant in three purported class action lawsuits filed in the Court of Chancery in the State of Delaware, New Castle County, against the Company, each of its directors, the Parent and the Offeror. These actions are docketed as Ortsman v. Wood, et. al., Civ. A. No. 3009, Gerstle v. Bioenvision, Inc., et. al., Civ. A. No. 3019 and Albstein v. Bioenvision, Inc., et. al., Civ. A. No. 3025 (the “Actions”). The Actions purport to be brought individually and on behalf of all holders of Common Shares. The Actions allege that the Company director defendants breached their fiduciary duties to the Company’s shareholders in connection with the Offer and that the Parent aided and abetted such alleged breach of the Company director defendants’ fiduciary duties. Based on these allegations, the Actions seek, among other relief, injunctive relief preliminarily and permanently enjoining each of the Company, its directors, the Parent and the Offeror from consummating the Offer and the Merger, awarding damages, and rescinding, to the extent already implemented, the Offer and the Merger or any of the terms thereof.

Copies of the complaints in these Actions are attached hereto as Exhibits (a)(5)(E), (a)(5)(F) and (a)(5)(G) and are hereby incorporated herein by reference. The foregoing description is qualified in its entirety by reference to Exhibits (a)(5)(E), (a)(5)(F) and (a)(5)(G).

In addition, on June 13, 2007, plaintiffs in the purported class action Trombley v. Bioenvision, Inc., et. al. filed an amended complaint, adding the plaintiff from Gerstle v. Bioenvision, Inc., et. al., and expanding upon the allegations made in the original Trombley v. Bioenvision, Inc., et. al. complaint filed on June 7, 2007 (discussed in Amendment No. 1 to the Tender Offer Statement on Schedule TO, as filed with the SEC on June 13, 2007). On June 13, 2007, the plaintiffs also filed a preliminary injunction motion, seeking to enjoin the Offer in advance of the date it is scheduled to close, and an expedited proceedings motion, seeking to proceed with discovery on an expedited basis and to set June 28, 2007 as the date for hearing the plaintiffs’ application for a preliminary injunction. A copy of this amended complaint, the motion for preliminary injunction and the motion for expedited proceedings are attached hereto as Exhibits (a)(5)(H), (a)(5)(I) and (a)(5)(J) and are hereby incorporated herein by reference. The foregoing description is qualified in its entirety by reference to Exhibits (a)(5)(H), (a)(5)(I) and (a)(5)(J).”

ITEM 12. EXHIBITS

(a)(1)(A)	Offer to Purchase for Cash dated June 4, 2007.*
(a)(1)(B)	Form of Letter of Transmittal.*
(a)(1)(C)	Form of Notice of Guaranteed Delivery.*
(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*
(a)(1)(F)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(2)	None.
(a)(3)	None.
(a)(4)	None.
(a)(5)(A)

Joint Press Release issued by Genzyme Corporation and Bioenvision, Inc. dated May 29, 2007 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Genzyme Corporation on May 29, 2007).*

(a)(5)(B)

Transcript of Conference Call held by Genzyme Corporation and Bioenvision, Inc. on May 29, 2007 (incorporated herein by reference to the Tender Offer Statement on Schedule TO filed by Genzyme Corporation on May 29, 2007).*

(a)(5)(C)	Summary Advertisement published in the Wall Street Journal on June 4, 2007.*
(a)(5)(D)

Complaint filed by Brian Trombley, Dan J. Thomas, Jr. and John Hawn, on behalf of themselves and all other public shareholders of Bioenvision, Inc., on June 7, 2007, in the Court of Chancery in the State of Delaware, New Castle County (incorporated herein by reference to Amendment No. 1 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bioenvision, Inc. on June 12, 2007).*

(a)(5)(E)

Complaint filed by Gerald Ortsman, on behalf of himself and all other public shareholders of Bioenvision, Inc., on June 8, 2007, in the Court of Chancery in the State of Delaware, New Castle County (incorporated herein by reference to Amendment No. 2 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bioenvision, Inc. on June 15, 2007).

(a)(5)(F)

Complaint filed by Leonard Gerstle c/f Jeremy Gerstle, UGMA on behalf of himself and all other public shareholders of Bioenvision, Inc., on June 13, 2007, in the Court of Chancery in the State of Delaware, New Castle County (incorporated herein by reference to Amendment No. 2 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bioenvision, Inc. on June 15, 2007).

(a)(5)(G)

Complaint filed by Andrew W. Albstein, on behalf of himself and all other public shareholders of Bioenvision, Inc., on June 14, 2007, in the Court of Chancery in the State of Delaware, New Castle County (incorporated herein by reference to Amendment No. 3 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bioenvision, Inc. on June 18, 2007).

(a)(5)(H)

Amended Complaint filed by Brian Trombley, Dan J. Thomas, Jr., John Hawn and Leonard Gerstle c/f Jeremy Gerstle, UGMA on behalf of themselves and all other public shareholders of Bioenvision, Inc., on June 13, 2007, in the Court of Chancery in the State of Delaware, New Castle County (incorporated herein by reference to Amendment No. 2 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bioenvision, Inc. on June 15, 2007).

(a)(5)(I)

Motion for Preliminary Injunction in Trombley v. Bioenvision, Inc., et al., Civ. A. No. 3008, filed in the Court of Chancery in the State of Delaware, New Castle County on June 13, 2007 (incorporated herein by reference to Amendment No. 2 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bioenvision, Inc. on June 15, 2007).

(a)(5)(J)

Motion for Expedited Proceedings in Trombley v. Bioenvision, Inc., et al., Civ. A. No. 3008, filed in the Court of Chancery in the State of Delaware, New Castle County on June 13, 2007 (incorporated herein by reference to Amendment No. 2 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bioenvision, Inc. on June 15, 2007).

(b)	None.
(d)(1)

Agreement and Plan of Merger, dated as of May 29, 2007, by and between Genzyme Corporation, Wichita Bio Corporation and Bioenvision, Inc. (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Genzyme Corporation on May 29, 2007).*

(d)(2)

Form of Tender and Voting Agreement, dated as of May 29, 2007, by and between Genzyme Corporation, Wichita Bio Corporation and certain shareholders of Bioenvision, Inc. (incorporated herein by reference to Annex II to Exhibit 2.1 to the Current Report on Form 8-K filed by Genzyme Corporation on May 29, 2007).*

(d)(3)	Confidentiality Agreement, dated as of April 24, 2007 by and between Genzyme Corporation and Bioenvision, Inc.*
(d)(4)

Co-Development Agreement, dated as of March 21, 2001, by and among Genzyme Corporation (originally Ilex Oncology, Inc.) and Bioenvision, Inc. (incorporated herein by reference to Exhibit 10.28 to the Current Report on Form 8-K filed by Bioenvision, Inc. on June 24, 2002).*

(d)(5)

Letter Agreement for Co-Development of an Oral Clofarabine Formulation and First Amendment to Co-Development Agreement, dated September 2, 2003, by and between Genzyme Corporation and Bioenvision, Inc. (incorporated herein by reference to Exhibit 10.28 to the Annual Report on Form 10-KSB filed by Bioenvision, Inc. on October 13, 2005).*

(d)(6)

Amendment No. 2 to the Co-Development Agreement, dated December 31, 2003, by and between Genzyme Corporation and Bioenvision, Inc. (incorporated herein by reference to Exhibit 10.26 to the Annual Report on Form 10-KSB filed by Bioenvision, Inc. on October 13, 2005).*

(g)	None.
(h)	None.

*                    Previously filed.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GENZYME CORPORATION
Dated: June 15, 2007	By:	/s/ Earl M. Collier, Jr.
	Name:	Earl M. Collier, Jr.
	Title:	Executive Vice President
WICHITA BIO CORPORATION
Dated: June 15, 2007	By:	/s/ Earl M. Collier, Jr.
	Name:	Earl M. Collier, Jr.
	Title:	President

EXHIBIT INDEX

EXHIBIT NUMBER	DOCUMENT
(a)(1)(A)	Offer to Purchase for Cash dated June 4, 2007.*
(a)(1)(B)	Form of Letter of Transmittal.*
(a)(1)(C)	Form of Notice of Guaranteed Delivery.*
(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*
(a)(1)(F)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(2)	None.
(a)(3)	None.
(a)(4)	None.
(a)(5)(A)

Joint Press Release issued by Genzyme Corporation and Bioenvision, Inc. dated May 29, 2007 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Genzyme Corporation on May 29, 2007).*

(a)(5)(B)

Transcript of Conference Call held by Genzyme Corporation and Bioenvision, Inc. on May 29, 2007 (incorporated herein by reference to the Tender Offer Statement on Schedule TO filed by Genzyme Corporation on May 29, 2007).*

(a)(5)(C)	Summary Advertisement published in the Wall Street Journal on June 4, 2007.*
(a)(5)(D)

Complaint filed by Brian Trombley, Dan J. Thomas, Jr. and John Hawn, on behalf of themselves and all other public shareholders of Bioenvision, Inc., on June 7, 2007, in the Court of Chancery in the State of Delaware, New Castle County (incorporated herein by reference to Amendment No. 1 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bioenvision, Inc. on June 12, 2007).*

(a)(5)(E)

Complaint filed by Gerald Ortsman, on behalf of himself and all other public shareholders of Bioenvision, Inc., on June 8, 2007, in the Court of Chancery in the State of Delaware, New Castle County (incorporated herein by reference to Amendment No. 2 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bioenvision, Inc. on June 15, 2007).

(a)(5)(F)

Complaint filed by Leonard Gerstle c/f Jeremy Gerstle, UGMA on behalf of himself and all other public shareholders of Bioenvision, Inc., on June 13, 2007, in the Court of Chancery in the State of Delaware, New Castle County (incorporated herein by reference to Amendment No. 2 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bioenvision, Inc. on June 15, 2007).

(a)(5)(G)

Complaint filed by Andrew W. Albstein, on behalf of himself and all other public shareholders of Bioenvision, Inc., on June 14, 2007, in the Court of Chancery in the State of Delaware, New Castle County (incorporated herein by reference to Amendment No. 3 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bioenvision, Inc. on June 18, 2007).

(a)(5)(H)

Amended Complaint filed by Brian Trombley, Dan J. Thomas, Jr., John Hawn and Leonard Gerstle c/f Jeremy Gerstle, UGMA on behalf of themselves and all other public shareholders of Bioenvision, Inc., on June 13, 2007, in the Court of Chancery in the State of Delaware, New Castle County (incorporated herein by reference to Amendment No. 2 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bioenvision, Inc. on June 15, 2007).

(a)(5)(I)

Motion for Preliminary Injunction in Trombley v. Bioenvision, Inc., et al., Civ. A. No. 3008, filed in the Court of Chancery in the State of Delaware, New Castle County on June 13, 2007 (incorporated herein by reference to Amendment No. 2 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bioenvision, Inc. on June 15, 2007).

(a)(5)(J)

Motion for Expedited Proceedings in Trombley v. Bioenvision, Inc., et al., Civ. A. No. 3008, filed in the Court of Chancery in the State of Delaware, New Castle County on June 13, 2007 (incorporated herein by reference to Amendment No. 2 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Bioenvision, Inc. on June 15, 2007).

(b)	None.
(d)(1)

Agreement and Plan of Merger, dated as of May 29, 2007, by and between Genzyme Corporation, Wichita Bio Corporation and Bioenvision, Inc. (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Genzyme Corporation on May 29, 2007).*

(d)(2)

Form of Tender and Voting Agreement, dated as of May 29, 2007, by and between Genzyme Corporation, Wichita Bio Corporation and certain shareholders of Bioenvision, Inc. (incorporated herein by reference to Annex II to Exhibit 2.1 to the Current Report on Form 8-K filed by Genzyme Corporation on May 29, 2007).*

(d)(3)	Confidentiality Agreement, dated as of April 24, 2007 by and between Genzyme Corporation and Bioenvision, Inc.*
(d)(4)

Co-Development Agreement, dated as of March 21, 2001, by and among Genzyme Corporation (originally Ilex Oncology, Inc.) and Bioenvision, Inc. (incorporated herein by reference to Exhibit 10.28 to the Current Report on Form 8-K filed by Bioenvision, Inc. on June 24, 2002).*

(d)(5)

Letter Agreement for Co-Development of an Oral Clofarabine Formulation and First Amendment to Co-Development Agreement, dated September 2, 2003, by and between Genzyme Corporation and Bioenvision, Inc. (incorporated herein by reference to Exhibit 10.28 to the Annual Report on Form 10-KSB filed by Bioenvision, Inc. on October 13, 2005).*

(d)(6)

Amendment No. 2 to the Co-Development Agreement, dated December 31, 2003, by and between Genzyme Corporation and Bioenvision, Inc. (incorporated herein by reference to Exhibit 10.26 to the Annual Report on Form 10-KSB filed by Bioenvision, Inc. on October 13, 2005).*

(g)	None.
(h)	None.

*                    Previously filed.